UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): May 13, 2022

Cartesian Growth Corporation

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40103	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

505 Fifth Avenue, 15th Floor New York, New York	10017
(Address of principal executive offices)	(Zip Code)

(212) 461-6363

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one class A ordinary share and one-third of one Warrant	GLBLU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	GLBL	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	GLBLW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

As previously reported on a Current Report on Form 8-K of Cartesian Growth Corporation, an exempted company incorporated under the laws of the Cayman Islands (“CGC”), filed with the Securities and Exchange Commission (the “SEC”) on September 20, 2021, CGC announced that it had entered into a business combination agreement (as amended, the “Business Combination Agreement” and, the transactions described within, the “Business Combination”) with Tiedemann Wealth Management Holdings, LLC, a Delaware limited liability company (“TWMH”), TIG Trinity GP, LLC, a Delaware limited liability company (“TIG GP”), TIG Trinity Management, LLC, a Delaware limited liability company (“TIG MGMT” and, together with TIG GP, the “TIG Entities”), Alvarium Investments Limited, an English private limited company (“Alvarium” and, together with TWMH and the TIG Entities, the “Companies”), Rook MS LLC, a Delaware limited liability company (“Umbrella Merger Sub”), and Alvarium Tiedemann Capital, LLC, a Delaware limited liability company (“Umbrella”).

On May 13, 2022, CGC, TWMH, the TIG Entities, Alvarium, Umbrella Merger Sub and Umbrella entered into Amendment No. 2 to the Business Combination Agreement (the “Amendment”), solely to amend the definitions of “Alvarium Closing Cash Adjustment,” “Available Cash”, “Companies Equity Value”, “CFO Expenses”, “Excess Transaction Expenses”, “SHP Discretionary Banking Fee”, “TIG Entities Closing Cash Adjustment,”, “Transaction Expenses,” and “TWMH Closing Cash Adjustment”, and to amend a certain schedule of each of the Alvarium Disclosure Schedule, the TIG Disclosure Schedule and the TWMH Disclosure Schedule. The foregoing summary of the amendment is qualified in its entirety by reference to the full text of the Amendment, which is attached as Exhibit 10.1 to this Current Report on Form 8-K.

Additional Information and Where to Find It

In connection with the proposed Business Combination, CGC has filed a registration statement on Form S-4 that includes a preliminary proxy statement/prospectus in connection with the Business Combination (the “Form S-4”) with the SEC, which includes a preliminary proxy statement/prospectus, and certain other related documents, to be used at the meeting of CGC shareholders to approve the proposed Business Combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CGC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CGC AND THE COMPANIES AND THE BUSINESS COMBINATION. Promptly after the Form S-4 is declared effective by the SEC, the proxy statement/prospectus will be mailed to shareholders of CGC as of a record date to be established for voting on the proposed Business Combination. Investors and security holders will also be able to obtain copies of other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s website at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

No Offer or Solicitation

This communication does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This communication also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Participants in the Solicitation

CGC and its directors and executive officers may be deemed participants in the solicitation of proxies from CGC’s shareholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in CGC is contained in CGC’s filings with the SEC, including CGC’s final prospectus relating to its initial public offering, which was filed with the SEC on February 23, 2021, and is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants is set forth in the Form S-4 for the proposed Business Combination, as may be amended. TWMH, the TIG Entities, Alvarium, and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of CGC in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination is contained in the Form S-4, as may be amended.

Forward-Looking Statements

Certain statements in this Current Report on Form 8-K may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements herein generally relate to future events or the future financial or operating performance of CGC, the Companies or the combined company expected to result from the Business Combination (the “Combined Company”). For example, statements regarding the outcomes of the proposed Business Combination, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the proposed Business Combination, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “project,” “target,” “plan,” or “potentially” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are provided for illustrative purposes only and are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions, whether or not identified in this Current Report on Form 8-K, that, while considered reasonable by CGC, the Companies and their respective management, as the case may be, are inherently uncertain and subject to material change. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risk and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control, including (i) the inability to complete the business combination in a timely manner or at all (including due to the failure to receive required shareholder approvals, failure to receive approvals or the failure of other closing conditions); (ii) the inability to recognize the anticipated benefits of the proposed business combination; (iii) the inability to obtain or maintain the listing of CGC’s shares on Nasdaq following the business combination; (iv) costs related to the business combination; (v) the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (vi) CGC and the Companies’ ability to manage growth and execute business plans and meet projections; (vii) potential litigation involving CGC or any of the Companies; (viii) changes in applicable laws or regulations, particularly with respect to wealth management and asset management; (ix) general economic and market conditions impacting demand for CGC’s or the Companies’ services, and in particular economic and market conditions in the financial services industry in the markets in which CGC or any of the Companies operate; and (x) other risks and uncertainties indicated from time to time in the Form S-4, including those under “Risk Factors” therein, and in CGC’s other filings with the SEC. If any of these risks materialize or the assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither CGC nor the Companies presently know or that CGC or any of the Companies currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

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Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this Current Report on Form 8-K, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of CGC and the Companies described above. None of CGC or any Company undertakes any duty to update these forward-looking statements.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits.

10.1	Amendment No. 2 to Business Combination Agreement, dated as of May 13, 2022, by and among CGC, TWMH, the TIG Entities, Alvarium, Umbrella Merger Sub and Umbrella.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CARTESIAN GROWTH CORPORATION

By:	/s/ Peter Yu
Name: Peter Yu
Title: Chief Executive Officer

Date: May 13, 2022

Exhibit 10.1

AMENDMENT NO. 2

TO THE

BUSINESS COMBINATION AGREEMENT

This AMENDMENT NO. 2 (this “Amendment”), dated as of May 13, 2022, to the Business Combination Agreement, dated as of September 19, 2021, as amended by Amendment No. 1 to the Business Combination Agreement, dated as of February 11, 2022 (as amended, the “Business Combination Agreement”), is by and among Cartesian Growth Corporation, an exempted company incorporated under the laws of the Cayman Islands (“SPAC”), Rook MS LLC, a Delaware limited liability company (“Umbrella Merger Sub” and, together with SPAC, the “Cartesian Entities”), Tiedemann Wealth Management Holdings, LLC, a Delaware limited liability company (“TWMH”), TIG Trinity GP, LLC, a Delaware limited liability company (“TIG GP”), TIG Trinity Management, LLC, a Delaware limited liability company (“TIG MGMT” and, together with TIG GP, the “TIG Entities”), Alvarium Investments Limited, an English private limited company (“Alvarium” and, together with TWMH and the TIG Entities, the “Companies” each a “Company”), and Alvarium Tiedemann Capital, LLC, a Delaware limited liability company (“Umbrella”). Each of the Cartesian Entities, the Companies and Umbrella shall individually be referred to herein as a “Party” and, collectively, the “Parties”. Capitalized terms not otherwise defined in this Amendment have the meanings given such terms in the Business Combination Agreement.

WHEREAS, Section 12.04 of the Business Combination Agreement provides for the amendment of the Business Combination Agreement in accordance with the terms set forth therein; and

WHEREAS, the Parties desire to amend the Business Combination Agreement as set forth below.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

AMENDMENT TO THE BUSINESS COMBINATION AGREEMENT

1. Amend and Restate the definition “Alvarium Closing Cash Adjustment”. The definition “Alvarium Closing Cash Adjustment” set forth in Section 1.01 of the Business Combination Agreement is hereby amended and restated in its entirety to read as follows:

““Alvarium Closing Cash Adjustment” means the difference of (a) $10,000,000 minus (b) the difference of (i) (A) the Indebtedness of Alvarium and the Alvarium Subsidiaries as of the Reference Time plus (B) the Alvarium Excess Transaction Expenses plus (C) the amount, if any, by which the Alvarium Reorganization Expenses exceed the Alvarium Reorganization Expenses Cap (each expressed as a positive number) minus (ii) the sum of

(x) the Cash of Alvarium and the Alvarium Subsidiaries as of the Reference Time and (y) the Incurred Alvarium Expenses (expressed as a positive number); minus (iii) $3,713,580, being an amount equal to the value of the tax benefit of the Reliefs available to Alvarium; provided, that, the sum of (1) the value of component (ii) set out above, plus (2) the value of component (ii) set out in the TIG Entities Closing Cash Adjustment plus (3) the value of component (ii) set out in the TWMH Closing Cash Adjustment shall not exceed an aggregate amount of $45,000,000.”

2. Amend and Restate the definition “Available Cash”. The definition “Available Cash” set forth in Section 1.01 of the Business Combination Agreement is hereby amended and restated in its entirety to read as follows:

““Available Cash” means, after giving effect to the exercise of the SPAC Share Redemption and payments related thereto, the aggregate amount equal to, as of the Closing Date, (a) the amount of immediately available funds contained in the Trust Account available for release to SPAC, plus (b) the amount of immediately available funds held by SPAC pursuant to the Subscription Agreements, plus (c) all funds held by SPAC outside of the Trust Account and immediately available to SPAC, minus (d) Transaction Expenses of the Parties (not to exceed $50 million, but excluding for purposes of this calculation, the sum of (i) the amount of any Additional Banking Fees, (ii) the lesser of the amount of the (A) Alvarium Reorganization Expenses and (B) Alvarium Reorganization Expenses Cap, and (iii) the amount of the Public Market Readiness Expenses), minus (e) the sum of (i) the amount of any Additional Banking Fees, (ii) the lesser of the amount of the (A) Alvarium Reorganization Expenses and (B) Alvarium Reorganization Expenses Cap, and (iii) the amount of the Public Market Readiness Expenses. For the avoidance of doubt, Available Cash shall be calculated prior to taking into account payment of any Aggregate Cash Consideration.”

3. Amend and Restate the definition “Companies Equity Value”. The definition “Companies Equity Value” set forth in Section 1.01 of the Business Combination Agreement is hereby amended and restated in its entirety to read as follows:

““Companies Equity Value” means an amount equal to (a) the Companies Enterprise Value, plus (b) the Cash of the Companies and the Company Subsidiaries as of the Reference Time minus (c) the Indebtedness of the Companies and the Company Subsidiaries as of the Reference Time plus (d) the Available Cash, plus (e) the amount of any Additional Banking Fees, plus (f) the amount of the Alvarium Reorganization Expenses not to exceed the Alvarium Reorganization Expenses Cap, plus (g) the Public Market Readiness Expenses not to exceed an aggregate amount of $7,400,000, plus (h) an amount equal to the Transaction Expenses Adjustment, minus (i) the New Shareholder Equity Value.”

4. Amend and Restate the definition “CFO Expenses”. The definition “CFO Expenses” set forth in Section 1.01 of the Business Combination Agreement is hereby amended and restated in its entirety to read as follows:

““Public Market Readiness Expenses” means all out-of-pocket fees, costs and expenses incurred by the Companies or on their behalf prior to the Closing Date in connection with or related to the Companies’ preparation to operate as a public company from and after the Closing Date, which shall include the fees, costs and expenses related to the following, including but not limited to: (a) the hiring of the chief financial officer of SPAC who shall serve as the chief financial officer of SPAC from and after the Closing Date (including recruitment fees, wages, bonuses and other associated personnel costs), (b) the hiring of certain employees in the Companies’ finance, human resources, legal, compliance, marketing, and technology departments, (c) finance enterprise resource planning system implementation and cybersecurity program implementation, (d) the engagement of a consulting firm in connection with the selection of certain independent directors to be appointed to the SPAC Board as of the Closing Date, (e) the engagement of a compensation consulting firm for employee and director compensation benchmarking and program design, (f) legal advisory services related to certain public company readiness requirements, and (g) the engagement of investor relations, public relations and marketing and other related communications service providers relating to public company readiness.”

As a result thereof, the term “Public Market Readiness Expenses” shall replace the term “CFO Expenses” everywhere it appears in the Business Combination Agreement.

5. Amend and Restate the definition “Excess Transaction Expenses”. The definition “Excess Transaction Expenses” set forth in Section 1.01 of the Business Combination Agreement is hereby amended and restated in its entirety to read as follows:

““Excess Transaction Expenses” means all Transaction Expenses in excess of $50 million, other than (a) the Alvarium Reorganization Expenses in excess of the Alvarium Reorganization Expenses Cap, (b) the Public Market Readiness Expenses, and (c) the Additional Banking Fees.”

6. Delete the definition “SHP Discretionary Banking Fee”. The definition “SHP Discretionary Banking Fee” set forth in Section 1.01 of the Business Combination Agreement is hereby deleted everywhere it appears in the Business Combination Agreement.

7. Amend and Restate the definition “TIG Entities Closing Cash Adjustment”. The definition “TIG Entities Closing Cash Adjustment” set forth in Section 1.01 of the Business Combination Agreement is hereby amended and restated in its entirety to read as follows:

““TIG Entities Closing Cash Adjustment” means the difference of (a) $40,500,000 minus (b) the difference of (i) the Indebtedness of the TIG Entities and the TIG Subsidiaries as of the Reference Time plus the TIG Excess Transaction Expenses (each expressed as a positive number) minus (ii) the sum of (x) Cash of the TIG Entities and the TIG Subsidiaries as of the Reference Time, plus (y) the Incurred TIG Expenses (expressed as a positive number) minus (iii) $2,074,148.60, being an amount equal to the value of the tax benefit of the Reliefs available to the TIG Entities; provided, that, the sum of (1) the value of component (ii) set out above, plus (2) the value of component (ii) set out in the Alvarium Closing Cash Adjustment plus (3) the value of component (ii) set out in the TWMH Closing Cash Adjustment shall not exceed an aggregate amount of $45,000,000.”

8. Amend and Restate the definition “Transaction Expenses”. The definition “Transaction Expenses” set forth in Section 1.01 of the Business Combination Agreement is hereby amended and restated in its entirety to read as follows:

““Transaction Expenses” means all out-of-pocket fees, costs and expenses (including all fees, costs and expenses of outside counsel, accountants, investment bankers, due diligence providers, experts and consultants to a Party and its affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, review, negotiation, execution and performance of this Agreement and the other Transaction Documents and consummation of the Transactions (including the Private Placements, the Domestication, the TWMH/TIG Entities Reorganization, the Alvarium Reorganization (including the Alvarium Reorganization Expenses not to exceed the Alvarium Reorganization Expenses Cap), the Alvarium Exchange, the Umbrella Merger, the Alvarium Contribution, and the Subsidiary Distributions), the Additional Banking Fees, the Public Market Readiness Expenses, the Proxy Statement and the Registration Statement, and the solicitation of shareholders’ approvals and the preparation of any required filings, notices or approvals under applicable Laws, including Antitrust Laws.”

9. Amend and Restate the definition “TWMH Closing Cash Adjustment”. The definition “TWMH Closing Cash Adjustment” set forth in Section 1.01 of the Business Combination Agreement is hereby amended and restated in its entirety to read as follows:

““TWMH Closing Cash Adjustment” means the difference of (a) $11,000,000 minus (b) the difference of (i) the Indebtedness of TWMH and the TWMH Subsidiaries as of the Reference Time plus the TWMH Excess Transaction Expenses (each expressed as a positive number) minus (ii) the sum of (x) Cash of TWMH and the TWMH Subsidiaries as of the Reference Time, plus (y) the Incurred TWMH Expenses (expressed as a positive number) minus (iii) $1,066,092.52, being an amount equal to the value of the tax benefit of the Reliefs available to TWMH; provided, that, the sum of (1) the value of component (ii) set out above, plus (2) the value of component (ii) set out in the TIG Entities Closing Cash Adjustment plus (3) the value of component (ii) set out in the Alvarium Closing Cash Adjustment shall not exceed an aggregate amount of $45,000,000.”

10. Amend and Restate Section 9.03 of the Alvarium Disclosure Schedule to the Business Combination Agreement. Section 9.03 of the Alvarium Disclosure Schedule to the Business Combination Agreement is hereby amended and restated in its entirety to read as set forth on Exhibit A hereto.

11. Amend and Restate Section 9.02 of the TIG Disclosure Schedule to the Business Combination Agreement. Section 9.02 of the TIG Disclosure Schedule to the Business Combination Agreement is hereby amended and restated in its entirety to read as set forth on Exhibit B hereto.

12. Amend and Restate Section 9.01 of the TWMH Disclosure Schedule to the Business Combination Agreement. Section 9.01 of the TWMH Disclosure Schedule to the Business Combination Agreement is hereby amended and restated in its entirety to read as set forth on Exhibit C hereto.

ARTICLE II

MISCELLANEOUS

1. No Further Amendment. Except as expressly amended hereby, the Business Combination Agreement is in all respects ratified and confirmed and all the terms, conditions, and provisions thereof shall remain in full force and effect. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Business Combination Agreement or any of the documents referred to therein.

2. Effect of Amendment. This Amendment shall form a part of the Business Combination Agreement for all purposes, and each party thereto and hereto shall be bound hereby. From and after the execution of this Amendment by the Parties, any reference to the Business Combination Agreement shall be deemed a reference to the Business Combination Agreement as amended hereby.

3. Governing Law. This Amendment shall be governed by, and construed in accordance with, the Laws of the State of New York applicable to contracts executed in and to be performed in that State. Any Action arising out of or relating to this Amendment shall, to the fullest extent permitted by applicable Law, be heard and determined exclusively in any New York State court or Federal court of the United States of America sitting in New York City in the Borough of Manhattan.

4. Severability. If any term or other provision of this Amendment is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Amendment shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.

5. Counterparts. This Amendment may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Signature Page Follows.]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

CARTESIAN GROWTH CORPORATION

By:	/s/ Peter Yu
Name:	Peter Yu
Title:	Chief Executive Officer

ROOK MS LLC

By:	/s/ Peter Yu
Name:	Peter Yu
Title:	President

TIEDEMANN WEALTH MANAGEMENT HOLDINGS, LLC

By:	/s/ Michael Tiedemann
Name:	Michael Tiedemann
Title:	Chief Executive Officer

TIG TRINITY GP, LLC

By:	/s/ Michael Tiedemann
Name:	Michael Tiedemann
Title:	Managing Member

TIG TRINITY MANAGEMENT, LLC

By:	/s/ Michael Tiedemann
Name:	Michael Tiedemann
Title:	Managing Member

ALVARIUM INVESTMENTS LIMITED

By:	/s/ Alexander de Meyer
Name:	Alexander de Meyer
Title:	CEO

ALVARIUM TIEDEMANN CAPITAL, LLC

By:	/s/ Michael Tiedemann
Name:	Michael Tiedemann
Title:	Managing Member